COMBINED RULE 18f-3 MULTI-CLASS PLAN

I.	Introduction

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), the following sets forth the method for allocating fees and expenses among each class of shares (“Shares”) of the closed-end management investment companies listed on Exhibit A that issue multiple classes of shares (the “Multi-Class Funds”), offered pursuant to an exemptive order granted by the Securities and Exchange Commission (“SEC”) to each Multi-Class Fund or its affiliates. In addition, this Combined Rule 18f-3 Multi-Class Plan (the “Plan”) sets forth the shareholder servicing arrangements, distribution arrangements, conversion features, exchange privileges, other shareholder services, voting rights, dividends, and per share net asset value of each class of shares in the Multi-Class Funds. The Multi-Class Funds covered by this Plan are listed on Exhibit B.

Each Multi-Class Fund is a closed-end management investment company registered with the SEC under the 1940 Act, the shares of which are registered on Form N-2 under the Securities Act of 1933. As of the effective date of this Plan, pursuant to an exemptive order granted by the SEC to each Multi-Class Fund or its affiliates, each Multi-Class Fund has elected to offer multiple classes of shares in accordance with the provisions of Rule 18f-3 and this Plan. Each Multi-Class Fund is authorized to issue multiple classes of shares representing interests in the same underlying portfolio of assets of the respective Multi-Class Fund, as described below.

II.	Allocation of Expenses

Pursuant to Rule 18f-3 under the 1940 Act, each Multi-Class Fund shall allocate to each class of shares (i) any fees and expenses incurred by the Multi-Class Fund in connection with the distribution of such class of shares under a distribution plan adopted for such class of shares pursuant to Rule 12b-1, and (ii) any fees and expenses incurred by the Multi-Class Fund under a shareholder servicing agreement in connection with the provision of shareholder services to the holders of such class of shares. Each class may, at the Multi-Class Fund’s Board of Trustees or Directors’ (as applicable) (the “Board”) discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Multi-Class Fund’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes. In addition, pursuant to Rule 18f-3, each Multi-Class Fund may, at the Board’s discretion, allocate the following fees and expenses to a particular class of shares:

1.	transfer agent fees identified by the transfer agent as being attributable to such class of shares;

2.

printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, reports and proxies to current shareholders of such class of shares or to regulatory agencies with respect to such class of shares;

3.	blue sky fees incurred by such class of shares;

4.	SEC registration fees incurred by such class of shares;

5.

the expense of administrative personnel and services (including, but not limited to, those of a fund accountant or dividend paying agent charged with calculating net asset values or determining or paying dividends) as required to support the shareholders of such class of shares;

6.	litigation or other legal expenses relating solely to such class of shares;

7.	trustees or directors (as applicable) fees incurred as result of issues relating to such class of shares;

8.	independent accountants’ fees relating solely to such class of shares;

9.	account expenses relating solely to such class of shares;

10.	expenses incurred in connection with any shareholder meetings as a result of issues relating to such class of shares; and

11.

any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Multi-Class Fund’s assets) actually incurred in a different amount by such class of shares or related to such class’ receipt of services of a different kind or to a different degree than another class, including reimbursement for any expense support provided to such class.

All other expenses will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Multi-Class Fund. The Adviser, Distributor, Administrator and any other provider of services to the Multi-Class Funds may waive or reimburse the expenses of a particular class or classes.

Income, realized and unrealized capital gains and losses, and any expenses of a Multi-Class Fund not allocated to a particular class of such Multi-Class Fund pursuant to this Plan shall be allocated to each class of the Multi-Class Fund on the basis of the net asset value of that class in relation to the net asset value of the Multi-Class Fund.

The initial determination of the class expenses that will be allocated by each Multi-Class Fund to a particular class of shares and any subsequent changes thereto will be reviewed by the Board and approved by a vote of the Trustees or Directors, as applicable, of each Multi-Class Fund, including a majority of the Trustees or Directors, as applicable, who are not “interested persons” of each Multi-Class Fund as such term is defined in Section 2(a)(19) the 1940 Act (“Independent Members”). The Trustees or Directors, as applicable, will monitor conflicts of interest among the classes and agree to take any action necessary to eliminate conflicts.

Class Arrangements.

The following charts summarize the front-end sales charges, contingent deferred sales charges, Rule 12b-1 distribution fees, shareholder servicing fees, conversion features, exchange privileges and other shareholder services applicable to each class of shares of the Multi-Class Funds. Each Multi-Class Fund shall offer such class or classes of shares as the Board of each Multi-Class Fund shall determine from time to time. Additional details regarding such fees and services are set forth in each Multi-Class Fund’s current Prospectus and Statement of Additional Information.

	Class A	Class S	Class I
Initial Sales Load	Up to 2.25% of offering price	None[1]	None

Contingent Deferred Sales Charge (CDSC)	0-18 Months on investments of $250,000.00 or more - 1.00%	None	None

Rule 12b-1 Distribution Fees	0.50% per annum of average daily net assets.	0.75% per annum of average daily net assets.	None

Service Fees	0.25%	0.25%	0.25%

Exchange Privileges[2]	Class A Shares of a Multi-Class Fund may be exchanged for Class A Shares of another closed-end interval fund advised by J.P. Morgan Investment Management, Inc. (“JPMIM”), subject to meeting any investment minimum or eligibility requirements.	Class S Shares of a Multi-Class Fund may be exchanged for Class S Shares of another closed-end interval fund advised by JPMIM, subject to meeting any investment minimum or eligibility requirements.	Class I Shares of a Multi-Class Fund may be exchanged for Class I Shares of another closed-end interval fund advised by JPMIM, subject to meeting any investment minimum or eligibility requirements.

[1]	No upfront sales load will be paid with respect to Class S Shares, however, certain financial intermediaries may charge, in an amount as they may determine, up to 3.5%
[2]	Subject to restrictions, rights and conditions set forth in the prospectuses and statements of additional information.

Other Shareholder Services.

For each Class of a Multi-Class Fund, other shareholder services may be offered as provided in the Prospectus. The Multi-Class Funds’ shareholder servicing agent may subcontract with other parties for the provision of various sub-accounting, processing, communication and sub-administrative services.

Exchange Privilege.

The exchange privilege may be exercised only in those states where the shares of the exchanged and acquired Multi-Class Funds may be legally sold. All exchanges discussed herein are made at the net asset value of the exchanged shares, except as provided below. In general, the same rules and procedures that apply to sales and purchases apply to exchanges. All exchanges are based upon the net asset value that is next calculated after the Multi-Class Fund receives an order, provided the exchange out of one Multi-Class Fund must occur before the exchange into the other Multi-Class Fund. Therefore, in order for an exchange to take place on the date that the order is submitted, the order must be received prior to the close of both the Multi-Class Fund that is being exchanged into and the Multi-Class Fund is being exchanged out of, otherwise, the exchange will occur on the following business day on which both Multi-Class Funds are open. The Companies do not impose a charge for processing exchanges of shares. However, a sales charge may be payable in the following circumstances:

a)	Shareholders owning other classes of a Multi-Class Fund will pay a sales charge if they exchange their shares for Class A shares and they do not qualify for a sales charge waiver.

b)

Shareholders owning Class A shares of a Multi-Class Fund will pay a sales charge if they exchange their Class A shares for Class A shares of another Multi-Class Fund and the Multi-Class Fund from which they are exchanging did not charge a sales charge, but the Multi-Class Fund into which they are exchanging does. In connection with the foregoing, shareholders would pay the sales charge applicable to the Multi-Class Fund into which they are exchanging.

c)

If a Shareholder exchanges Class S Shares of a Multi-Class Fund for Class S Shares, respectively, of another Multi-Class Fund, the Shareholder will not pay a sales charge at the time of the exchange, however:

1.	The current holding period for the shareholder’s exchanged Class S Shares, is carried over to the new shares.

Additional Information Regarding Exchanges.

The Companies may change the terms or conditions of the exchange privilege discussed herein through amendment to this Plan. If an exchange offer is terminated or amended materially, the changes to the Plan will only be implemented after sixty (60) days’ written notice to shareholders.

Dividends.

Generally, shareholders automatically receive all income dividends and capital gain distributions in additional shares of the same class at the net asset value next determined as described in the applicable prospectus, unless the shareholder has elected to take such payment in cash. Notwithstanding the foregoing, a shareholder that exchanges into shares of a Multi-Class Fund that accrues dividends daily will not accrue a dividend on the day of the exchange in the Multi-Class Fund into which it exchanges. A shareholder that exchanges out of shares of a Multi-Class Fund that accrues a daily dividend will accrue a dividend on the day of the exchange in the Multi-Class Fund out of which it exchanges.

In the absence of waivers, the amount of dividends payable on some classes will be more than the dividends payable on other classes of shares because of the distribution expenses and/or service fees charged to the various classes of shares.

Board Review.

The Board of each Multi-Class Fund shall review this Plan as frequently as it deems necessary. Prior to any material amendment(s) to this Plan, the Board, including a majority of the Independent Members, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or fund expenses), is in the best interest of each class of shares of a Multi-Class Fund individually and the Multi-Class Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Board shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

In making its determination to approve this Plan, the Board of each Multi-Class Fund has focused on, among other things, the relationship between or among the classes and have examined potential conflicts of interest among classes regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. The Board has evaluated the level of services provided to each class and the cost of those services to ensure that the services are appropriate and the allocation of expenses is reasonable. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate such factors as well as any others deemed necessary by the Board.

Adopted effective: June 16, 2026

EXHIBIT A

Closed-End Investment Companies Adopting this Combined Rule 18f-3 Multi-Class Plan

(as of June 16, 2026)

Name of the Multi-Class Fund

Name of Entity	State and Form of Organization
JPMorgan Credit Markets Fund	Delaware statutory trust
JPMorgan Public and Private Income Fund	Delaware statutory trust